Exhibit 99.2

FCA announces voting results from its Annual General Meeting

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MI: FCA) announced today that all resolutions proposed to shareholders at the Company’s Annual General Meeting of Shareholders held today in Amsterdam (“AGM”) were passed.
The Shareholders adopted the 2014 Annual Accounts and re-elected all current directors of FCA. John Elkann and Sergio Marchionne were re-elected as executive directors of the Company. Ronald L. Thompson, Andrea Agnelli, Tiberto Brandolini d'Adda, Glenn Earle, Valerie A. Mars, Ruth J. Simmons, Patience Wheatcroft, Stephen M. Wolf and Ermenegildo Zegna were re-elected as non-executive directors of the Company. In addition Ernst & Young Accountants LLP were appointed as independent auditors of the Company.
The Shareholders also delegated to the Board of Directors authority to purchase common shares of the Company up to a maximum of 10% of the Company’s issued common shares as of the date of the AGM. Pursuant to the authorization, which does not entail any obligation for the Company but is designed to provide additional flexibility, the Company may purchase shares of its own common stock from time to time in the 18 months following the AGM, at a price not to exceed by more than 10% the average closing price on the NYSE and/or MTA in the five business days prior to the date of the purchase.
Finally the Shareholders adopted the Remuneration Policy of the Company and the proposed resolutions concerning executive directors equity compensation.
Details of the resolutions submitted to the AGM are available on the Company’s corporate website at www.fcagoup.com.
London, 16 April 2015

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, the proposed separation of Ferrari and many other risks and uncertainties, most of which are outside of the Group’s control.

For further information:
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Email: mediarelations@fcagroup.com
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